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12011686

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2012
REGISTRATIONS BRANCH
02

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARI Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10740 Nall Avenue, Suite 235
(No. and Street)

Overland Park	KS	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Brian Candler (816) 699-1204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce D. Culley CPA, PC
(Name – *if individual, state last, first, middle name*)

3000 Brooktree Lane, Suite 210	Gladstone	MO	64119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/2/12

Forms in Word Version Copyright 2007 (www.formsinword.com). For individual or single-branch use only.

OATH OR AFFIRMATION

I, Wm. Brian Candler ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARI Financial Services, Inc. ______, as of December 31, ______, 2011 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Wm Cl 2/24/12
Signature

PRESIDENT
Title

State of: Kansas
County of: Johnson

Lisa Davis
Notary Public

LISA DAVIS
Notary Public - State of Kansas
My Appt. Expires April 11, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Forms in Word Version Copyright 2007 (www.formsinword.com). For individual or single-branch use only.

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
125

ARI FINANCIAL SERVICES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2011

SEC
Mail Processing
Section

Washington, DC
125

ARI FINANCIAL SERVICES, INC.

Table of Contents

BRUCE D. CULLEY C.P.A., P.C.
3000 Brooktree Lane, Suite 210
Gladstone, MO. 64119
816-453-1040 Fax: 816-453-0721

Independent Auditor's Report

The Board of Directors
ARI Financial Services, Inc.
Overland Park, Kansas

I have audited the accompanying statement of financial condition of ARI Financial Services, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 23, 2012

ARI FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS	
Cash	$ 66,678
Deposits and Prepaid Expenses	26,961
Total Assets	$ 93,639
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts Payable and Accrued Expenses	$ 6,755
Payroll Taxes Payable	4,820
Income Tax Payable	3,414
Deferred Taxes	4,498
Total Liabilities	19,487
STOCKHOLDER'S EQUITY	
Common Stock, $1 Par Value, 10,000 Shares Authorized, 1,644 Issued and Outstanding	1,644
Additional Paid-in Capital	23,689
Retained Earnings	48,819
Total Stockholder's Equity	74,152
Total Liabilities and Stockholder's Equity	$ 93,639

See notes to the financial statements.

ARI FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES	
Commissions	$ 1,485,396
Compliance Management Fees	225,824
Other	4,447
Marketing	7,500
Interest Income	7
Total Revenues	1,723,174
EXPENSES	
Commissions and Syndication Expenses	1,133,815
Employee Compensation and Benefits	153,609
Professional Services	184,504
Insurance, Registration Fees and Bonding	38,193
Recruiting	124,745
Office and Other Expenses	47,102
Total Expenses	1,681,968
Net Income (Loss) before Income Taxes	41,206
Income Taxes	
Current	3,474
Deferred	4,602
Total Income Taxes	8,076
Net Income (Loss) after Income Taxes	$ 33,130

See notes to the financial statements.

ARI FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Stockholder's Equity, Beginning of Year	$ 1,644	$23,689	$ 15,689	$ 41,022
Net Income (Loss)	-	-	33,130	33,130
Stockholder's Equity, End of Year	$ 1,644	$23,689	$ 48,819	$ 74,152

See notes to the financial statements.

ARI FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 33,130
Adjustments to Reconcile Net Cash to	
Net Cash Provided by Operating Activities	
Increase Decrease in Deposits and Prepaids	(4,648)
Increase in Accounts Payable	4,378
Increase in Income Taxes Payable	3,414
Increase in Deferred Tax Liability	4,994
Increase in Payroll Taxes Payable	2,994
Total Adjustments	11,132
Net Cash Provided (Used) by Operating Activities	44,262
CASH FLOW FROM FINANCING ACTIVITIES	-
CASH FLOW FROM INVESTING ACTIVITIES	-
Increase (Decrease) in Cash	44,262
Cash, Beginning of Year	22,416
Cash, End of Year	$ 66,678

See notes to the financial statements.

ARI FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

ARI Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is in the general securities business located in Overland Park, Kansas.

Securities and Commission Transactions

Commission fee revenues and expenses are recorded on an accrual basis as transactions are closed.

Concentrations

Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions.

Income Taxes

Current and deferred income taxes are determined in accordance with FASB ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes relate to the deduction of certain prepaid expenses for tax purposes when paid and writing them off for book purposes over the accounting periods benefited. The component of the deferred tax liability on the Statement of Financial Condition at December 31, 2011, relates to the following:

Temporary Difference	Asset	Liability	Related Balance Sheet Account
Insurance and Registration Expense	$ -	$ 4,498	Prepaid Expenses

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes – Continued

The current provision for income taxes consists of credits as follows:

Federal	$ 392
State and Local	104
	$ 496

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purpose.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule l5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $47,191 which was $42,191 in excess of its required net capital of $5,000.

The aggregate indebtedness to net capital ratio was 0.41 to 1.

NOTE 3 – COMMITMENTS

The Company rents office space under an operating lease which expires on October 31, 2012. The Company is obligated under the operating lease as follows:

2012	$ 16,266

SUPPLEMENTARY INFORMATION

ARI FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2011

I. Computation of Net Capital under SEC Rule 15c3-1

Total Stockholder's Equity	$ 74,152
Non-allowable Assets	(26,961)
Net Capital	47,191
Minimum Net Capital Required, the Greater of $5,000 or 6 2/3% of Aggregate Indebtedness	(5,000)
Excess Net Capital	$ 42,191
Aggregate Indebtedness: Total Liabilities	$ 19,487
Ratio: Aggregate Indebtedness to Net Capital	0.41 to 1

II. Computation of Reserve Requirements under SEC Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC rule 15c3-3.

III. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2011.

IV. Reconciliation Pursuant to SEC Rule 17a-5(d)(4)

Net Capital per December 31, 2011, Form X-17A-5	$ 47,191
Net Capital per Schedule I above	$ 47,191

BRUCE D. CULLEY C.P.A., P.C.
3000 Brooktree Lane, Suite 210
Gladstone, MO. 64119
816-453-1040 Fax: 816-453-0721

Report on Internal Control Required by SEC Rule 17a-5 (alt 1)
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
ARI Financial Services, Inc.
Overland Park, Kansas

In planning and performing my audit of the financial statements of ARI Financial Services, Inc., as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 23, 2012

SEC
Mail Processing
Section
2012
Washington, DC
125

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

ARI FINANCIAL SERVICES, INC.

AGREED UPON PROCEDURES RELATED TO AN

ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED DECEMBER 31, 2011

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

Independent Accountant's Report on Applying Agreed Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of ARI Financial Services, Inc.
4745 West 136th Street, Suite 91
Leawood, KS 66224

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for year ended December 31, 2011, which were agreed to by ARI Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating ARI Financial Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). ARI Financial Services, Inc.'s management is responsible for the ARI Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting any differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 23, 2012

ARI FINANCIAL SERVICES, INC.
DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT
SCHEDULE OF ASSESSMENT AND PAYMENT
DECEMBER 31, 2011

Total Revenue	$ 1,723,174
Deductions	
Commissions, Floor Brokerage and Clearance Paid to Other SIPC Members in Connection with Securities Transactions	(534,000)
Unregistered Reg D Real Estate Related Offering Revenue	(464,049)
SIPC Net Operating Revenues	$ 725,125
General Assessment @ .0025	$ 1,812

General Assessment	$ 1,812
Less Payment Made with SIPC-6 Filed June 30, 2011	(680)
Assessment Balance Due	$ 1,132